March 13, 2026

Nathan Bekke
Chief Executive Officer
LEE ENTERPRISES, Inc
4600 E. 53rd Street
Davenport, Iowa 52807

       Re: LEE ENTERPRISES, Inc
           Registration Statement on Form S-3
           Filed on March 6, 2026
           File No. 333-294109
Dear Nathan Bekke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Drew Maliniak